IHS Holding Limited 1 Cathedral Piazza London SW1E 5BP www.ihstowers.com

October 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ernest Greene
Jean Yu

Re:	IHS Holding Ltd.
Form 20-F for Fiscal Year Ended December 31, 2022 Filed on March 28, 2023
Response Letter Dated September 26, 2023
File No. 001-40876

To the addressees set forth above:

This letter is in response to the comment letter, dated September 26, 2023 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2022, filed on March 28, 2023. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 20-F.

The Company respectfully advises the Staff that the Company included RLFCF, including adjustments for charges or liabilities that require or will require cash settlement, in its Form 20-F to ensure that metrics included in its earnings release included as an exhibit to the Company’s Report on Form 6-K furnished to the Commission and investor presentations were also included in its Form 20-F. The Company will remove RLFCF from its future reports on Form 20-F, and any other documents filed with the Commission and subject to Item 10 of Regulation S-K, beginning with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023. However, the Company intends to continue to disclose RLFCF (to be renamed “Adjusted Levered Free Cash Flow” as described below) in its earnings releases, investor presentations, and other documents furnished with the Commission and not subject to Item 10 of Regulation S-K, subject to compliance with Regulation G and applicable law.

Notwithstanding that the Company intends to discontinue, to the extent described above, the inclusion of RLFCF in certain documents, below please find a complete response to the Staff’s Comment Letter. For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and provided our response immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2022

Key Financial and Operational Performance Indicators

Recurring Levered Free Cash Flow, page 93

1.	We note your response to prior comment one. You indicate that RLFCF excludes certain non-recurring items that require cash settlement, including certain business combination costs, other costs, and other income, but are not reflective of the Company’s normal, recurring free cash flow. Please address the following items.

●	You indicate that your business combination costs are non recurring. However, it appears that you have incurred business combination costs in all periods presented in your consolidated statement of loss and other comprehensive income/(loss). Tell us what consideration you gave to Question 102.03 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has excluded certain business combination transaction costs in its disclosure of RLFCF in order to help investors evaluate period-over-period comparisons and in forecasting the Company’s liquidity going forward.

Management concluded that transaction-related costs associated with recent business combinations do not represent ongoing operating charges that are necessary to operate the Company’s business and are therefore appropriate adjustments to the RLFCF. As described in our Form 20-F, the Company’s core business is to provide shared communications infrastructure services to MNOs, including power management, to ensure uninterrupted operation of customers’ transmission equipment. Business combination costs primarily relate to transaction services, due diligence, consulting, accounting and legal fees, success fees and other transaction integration-related expenses incurred for recent acquisition activities and usually occur within 12-24 months surrounding each acquisition. The adjustment does not represent integration costs or other operating expenses necessary to operate these entities post-acquisition. While the Company has acquired companies in the past, there is significant variability among these transactions, including the size and nature of the transactions and the complexity and maturity of the businesses and companies acquired.  In the nine months ended September 30, 2023 and the years ended December 31, 2022, 2021 and 2020 the Company consummated zero, two, three and two acquisitions, respectively. These acquisitions varied significantly in size and nature. Consequently, the impact of these business combination transaction costs on the Company’s reported cash flows vary significantly and make period to period comparisons difficult. As a result, the Company believes the exclusion of these non-operating costs allows a more informative comparison of the financial results from period to period and, therefore, provides useful supplemental information to investors.

Management believes that excluding these non-operating costs from RLFCF gives a more accurate picture of the business’ historical and prospective liquidity as a result of the variability among business combination transaction costs, which is consistent with the definition of non-recurring charges as defined in Question 102.03. That said, in response to the Staff’s comment, the Company will refer to the metric currently known as “RLFCF” as “Adjusted Levered Free Cash Flow” in its future earnings releases and investor presentations to ensure that it does not imply that the adjustment for business combinations is in fact non-recurring. Moreover, as described above, this metric will no longer be included in the Company’s Annual Reports on Form 20-F or any other document subject to Item 10 of Regulation S-K, including Item 10(e)(1)(ii)(B).

●	Provide greater detail of the costs or income included in "other costs" and "other income" for the periods presented, including whether any of the individual charges or income excluded from the measure required, or will require, cash settlement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as noted above, RLFCF (to be renamed “Adjusted Levered Free Cash Flow”) will no longer be included in the Company’s Annual Reports on Form 20-F or any other document subject to Item 10(e)(1)(ii)(A). Management has concluded that the adjustments described below to RLFCF are not misleading and that it provides valuable information to investors about the Company’s core operational cash generation capabilities. In response to the Staff’s comment, the Company advises the Staff that other income and other costs consist of the following amounts that, in each case, were settled in cash:

(a)	Other income of $2.6 million for the year ended December 31, 2022 relates to a tax indemnity receipt from a seller relating to a prior acquisition.

(b)	Other costs for the year ended December 31, 2022 included costs of $4.9 million relating to:

-	Sarbanes-Oxley, or SOX, implementation costs of $1.0 million: This was a one-off initial SOX implementation cost following the Company’s initial public offering. The Company does not, and in the future will not, adjust for any ongoing costs associated with operating as a public company.

-	SAP ERP Implementation cost of $0.6 million: Incurred as part of the SAP ERP implementation program which is expected to be in effect for approximately four years.

-	Restructuring cost of $3.3 million: This mainly relates to costs incurred by the Company directly related to a reduction in workforce.

(c)	Other costs for the year ended December 31, 2021 included costs of $15.8 million relating to:

-	One-off fees to investors, lenders and professional advisers in respect of the alignment of debt covenants and the restructuring of the bond guarantor group of $15.1 million. Other costs include fees (i) to lenders to amend covenants on existing facilities, (ii) to investors to obtain their consent and (iii) to professional advisers.

-	Aborted transaction costs of $0.7 million: Costs incurred in exploring business opportunities in certain regions.

●	We note your disclosure in note (d) that Other income for the year ended December 31, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition and Kuwait Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition. Explain to us how you determined that it was appropriate to adjust your non-GAAP liquidity measure for amounts that were not paid to sellers.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, going forward, it will not exclude remeasurement of liability for contingent consideration on the Skysites and Kuwait Acquisition from the calculation of RLFCF (to be renamed Adjusted Levered Free Cash Flow) for the year ended December 31, 2021.

●	Item 10(e)(1)(ii)(A) of Regulation S-K specifically prohibits "excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner from non-GAAP liquidity measures. More fully explain to us how you determined that these charges or liabilities that require or will require cash settlement should be excluded from your non-GAAP liquidity measure of RLFCF.

As noted above, the Company will remove RLFCF from its future reports on Form 20-F, and any other documents filed with the Commission and subject to Item 10(e)(1)(ii)(A), beginning with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023. However, the Company intends to continue to disclose RLFCF (to be renamed Adjusted Levered Free Cash Flow) in its earnings releases, investor presentations, and other documents furnished with the Commission, subject to compliance with Regulation G and applicable law. The Company will consider the nature and extent of associated disclosures of this non-GAAP measure, in order to ensure that it remains not misleading.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at +44 208 106 1599 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer
IHS Holding Limited

cc:

(via email)

Sam Darwish, IHS Holding Limited

Mustafa Tharoo, IHS Holding Limited

Marc Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP